KAL Energy, Inc.
World Trade Center 14th Floor
Jl. Jenderal Sudirman Kav. 29-31
Jakarata, Indonesia 12920

July 10, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
KAL Energy, Inc.
Form 10-KSB/A for the Fiscal Year Ended May 31, 2008
Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed April 20, 2009
Response Letter Dated May 7, 2009
File No. 333-97201

Ladies and Gentlemen:

KAL Energy, Inc. (“we,” “us,” “our” or the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter of June 2, 2009.  For ease of use, the comments in the letter are reproduced below in italics, together with our responses to the Staff in plain text.

Form 10-KSB/A for the Fiscal Year Ended May 31,2008

Financial Statements, page 27

Report of Independent Registered Public Accounting Finn. page 28

Question 1: In your response to prior comment 3 you state that your predecessor auditor opined on the financial statements for the cumulative period from your inception (February 21,2001) through May 31, 2006, and that you plan to include their reissued report in an amendment to the Form 10-KSB. Please note the financial statements for the entire cumulative period, from inception through May 31, 2008, must be audited if the cumulative data is not to be labeled as unaudited. Please ensure that you arrange for incremental auditing by your current independent accountants and obtain a revised report from that firm as well. We reissue prior comment 3.

Response:          In response to the Staff comment, the Company would like to clarify that the predecessor audit firm to Kabani & Co., Morgan & Company, opined on the Company’s May 31, 2006 financial statements and for the cumulative period from inception February 21, 2001 to May 31, 2006.

The Company’s current audit firm, Kabani & Co., opined on the Company’s financial statements for the cumulative period ended May 31, 2008 and 2007.  The Company will update Amendment No. 1 to the Form 10-KSB for the year ended May 31, 2008 to include Morgan & Co’s. report/consent for the formal inclusion of this audited information for the cumulative period from inception February 21, 2001 to May 31, 2006.  This inclusion, together with Kabani & Co.’s report for the cumulative period ended May 31, 2008 and 2007, will properly reflect as audited the cumulative period from the Company’s inception February 21, 2001 to May 31, 2008.

Kabani & Co. is proposing to amend its report to reflect that in its opinion:

“In our opinion, based on our audits and the report of another auditor, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 2008, and the results of its operations and its cash flows for the years then ended and from February 21, 2001(inception) to May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.”

This above change to Kabani & Co.’s audit report, with the inclusion of Morgan & Co.’s report/consent, should address the Staff’s concern regarding the presentation of the cumulative period as audited.  The Company previously provided supplementary draft copies of these reports to the Staff.

Consolidated Statements of Cash Flows, page 31

Question 2: We note in response to prior comment 4 you repositioned the line item, “Advances on note receivable” from financing activities to investing activities on your statements of cash flows. It appears that you should treat this change as a correction of an error. Please include the disclosures described in paragraph 26 of SPAS 154, and label the columns or line items within the financial statements that have changed as restated. Finally, please advise your auditors of the guidance in AU§§ 530.05 and 420.12, pertaining to the audit report date and explanatory language that may be necessary in the audit report.

Response:          The Company, in response to prior comment 4, repositioned the line item, “Advances on notes receivable” amounting from financing activities to investing activities in its cash flow statement.

The Company does not believe that a change in presentation of an item in the cash flow statements should be classified as a correction of an error which warrants a treatment equivalent to restatement of the financial statements. Further, the Company believes that the amounts were immaterial. The change resulted in reclassification of Advances amounting $50,000 in the year ended May 31, 2008 which is quantitatively or qualitatively immaterial to the financial statements. The change resulted in reclassification of Advances amounting $703,995 in the year ended May 31, 2007. The Company believes that the reclassification in the prior year is qualitatively immaterial. The reclassification of an item in the financials does not influence the judgment of any investor relying upon the financial statements as the current position of the Company will not be changed by such reclassification of an item in the current or prior year’s financial statements.

Per SFAS 154, Para 2, “Accounting change is a change in (1) an accounting principle, (2) an accounting estimate, or (3) the reporting entity.” SFAS 154 requires reporting of “Change in an accounting principle” or “the reporting entity” as a correction of an error. The reclassification of an item in the cash flow statement is not a change in accounting principle or reporting entity and, therefore, does not necessarily qualify as the correction of an error.

APB 20, Para 13 (which has been adopted by SFAS 154 Para B29), defines an error by stating that “Errors in financial statements resulting from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared.” Reclassification on an item in the cash flow is neither a mathematical mistake nor a mistake in application of principles and, therefore, would not qualify as correction in error.

The Company also believes that such reclassification is not material to the financial statements as a whole. AU 420 states that if (a) no change in accounting principles has occurred, or (b) there has been a change in accounting principles or in the method of their application, but the effect of the change on the comparability of the financial statements is not material, the auditor would not refer to consistency in his report.

In accordance with AU 420, Para 17, “Changes in Classification and Reclassifications” classifications in the current financial statements may be different from classifications in the prior year's financial statements. Although changes in classification are usually not of sufficient importance to necessitate disclosure, material changes in classification should be indicated and explained in the financial statements or notes. These changes and material reclassifications made in previously issued financial statements to enhance comparability with current financial statements ordinarily would not need to be referred to in the independent auditor's report.

Note 7— Intangible Assets. page 37

Question 3. In your response to prior comment 6 you state that an independent appraiser assisted you in determining the life of the intangible assets, although based on revenue projections that you prepared. You submitted no details about the basis for your projections, or indicating how the terms of the agreements are consistent with the amortization period assigned. As previously requested, we would like you to explain in further detail how the terms of the exploration licenses held by PT GPK and PT BBM were considered at arriving at this estimate. We understand that you have only held these licenses since September 2006 and have only been successful in renewing them once. Further, we understand that your licenses expired in September 2008, and that you have not obtained renewal apart from the automatic extension period. We reissue prior comment 6.

Response:          As disclosed in the Company’s public reports and discussed in the previous response,  the initial exploration licenses, which are valid for 12 months, were granted to the holders in September 2006, and were successfully renewed in September 2007. Given the requirements of Indonesian law that mining projects be held by an indigenous corporation/individual (changed at the beginning of 2009 to take effect in August of 2009) the Company has rights to the economic rights of the project through contractual relationships akin to the ownership over the financial benefits of the potential mineral resource.  Like standard “ownership,” the Company must expend its resources and efforts to realize the benefits from the potential mineral resource.

The application for extensions were submitted in August 2008. Under Indonesian law, while an application is under review and being processed the license is extend automatically for up to 12 months, which gives the holder of our licenses until September 2009 to obtain the renewed exploration license or convert the project directly to a production (exploitation) license.  The monikers of exploration or exploitation are not as mutually exclusive as they might sound, fundamentally both are binding rights to the project.  After a reasonable review of the worth of the project, under the same license regime, is converted to a production license.  The Company is currently working diligently to resolve this outstanding license in light of challenges with the indigenous actors (nominees) and the recently issued new Mining Law, which has slowed the overall application renewal process.  These current challenges have come to the forefront at the end of 2008 and beginning of 2009, beyond the disclosure period of the fiscal year ended May 31, 2008.

The salient point for disclosure during the year ended May 31, 2008, is that through the Company’s exploration efforts we became comfortable that the project would be eligible for a production license and we believe that the resource guidance that we received back from the studies we have commissioned has been sufficiently compelling so that we may reasonably believe that the productive life of the mine could be longer than twenty years.  As the exploitation licenses permit the license holder to take the benefits of the project for 20 years, generally with a subsequent ten year renewal, we opted for the more conservative 20 year life over which to amortize the life of the project.  In reviewing the FASB Staff Position concerning Statement 142, we determined that this was a reasonable approach in light of what other market participants would use with respect to renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142.  As sub paragraph “c” in paragraph 11 of Statement 142 calls out “Any legal, regulatory, or contractual provisions that may limit useful life,” the Company adjusted the amortization schedule accordingly.

Form 10-Q for the Interim Period Ended February 28.2009

Controls and Procedures, page 19

Changes in Internal Control over Financial Reporting. page 20

Question 4. We note your disclosure in which you state that there have been no material changes in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the fiscal quarter being evaluated that has materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

Response:          As reported on a Current Report on Form 8-K on December 10, 2008, the Company received notice on December 5, 2008 that two individuals, our then Chief Financial Officer and a member of our Board of Directors, resigned from their respective positions with the Company effective as of December 31, 2008.  Despite these departures, the Chief Financial Officer position was immediately replaced with Andrew Caminschi and the Company did not alter its internal processes or controls for financial reporting.  At the time we filed our Form 10-Q for the period ended February 28, 2009, we felt that those events did not materially affect, and were not reasonably likely to materially affect, our internal control over financial reporting.

We believe that we may have misunderstood a previous comment and had merely intended to highlight the change in personnel - to clarify our original position, we will amend our Form 10-Q for the period ended February 28, 2009 and replace “Changes in Internal Control over Financial Reporting” under “Item 4T. Controls and Procedures” in its entirety with the following language:  “There were no changes to our internal control over financial reporting during the quarter ended February 28, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Engineering Comments

Question 5. We note your response to prior comment 11, explaining that it is customary in Indonesia to disclose resource estimates, also indicating that you have disclosed information about your exploration activity in other formats while seeking strategic partnership and investment. Unless you are able to submit documentation showing that resource disclosure is required by Indonesian law, the exception for that reason would not apply, and if you did not otherwise qualify, you would need to amend your filing to remove all resource disclosure. However, we would like to further understand the other reasons you provide in support of your disclosure. Please contact us by telephone to arrange a discussion.

Response:          Pursuant to your request, we spoke with Mr. George K. Schuler, Mining Engineer, and as a result of this discussion we have clarified that, although common practice, JORC reports are a creation and expectation borne of Australian market rules and not any statutory requirement and therefore do not meet the limited exemption for such disclosure in the Industry Guide.  As such, we will  remove all resource disclosures that are not compliant with the SEC’s Industry Guide in Amendment No. 2 to the Form 10-KSB for the year ended May 31, 2008.

In connection with the aforementioned responses we acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KAL ENERGY, INC.

By:	/s/ William Bloking
William Bloking
Executive Chairman and President

cc:	Andrew Caminschi, Chief Financial Officer